Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Amendment to the Registration Statement (No. 333-231768) on Form F-1 of Baikang Biological Group Holdings Limited, of our report dated December 17, 2018, except for Notes 11 and 14, as to which the date is July 30, 2019, relating to the consolidated balance sheets of Baikang Biological Group Holdings Limited and its subsidiaries as of April 30, 2018 and 2017, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity (deficit), and cash flows for each of the two years in the period ended April 30, 2018, included in this Registration Statement. We also consent to the reference to our firm under the heading “Experts” in the Prospectus.

/s/ Friedman LLP

New York, New York

July 30, 2019